EXHIBIT 99.1 E

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

June 27, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on June 27, 2012.

Item 4.	Summary of Material Change

The Company reported today that it has closed its previously announced US$20 million public offering under which the Company has sold 10,000,000 common shares of the Company (the “Common Shares”) at a price of US$2.00 per Common Share (the “Offering”) pursuant to a short form supplemented base PREP prospectus filed with the securities regulators in British Columbia, Alberta and Ontario and a related registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”)

The Underwriters have also been granted an over-allotment option to purchase up to an additional 1,500,000 Common Shares at a price of US$2.00 per share, exercisable for a period of 30 days from the closing of the Offering, to cover over-allotments if any.

Item 5.                  Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

June 27, 2012
GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary Official Capacity
Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD CLOSES US$20 MILLION PUBLIC OFFERING

June 27, 2012 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) is pleased to announce that it has closed its previously announced US$20 million public offering under which the Company has sold 10,000,000 common shares of the Company (the “Common Shares”) at a price of US$2.00 per Common Share (the “Offering”) pursuant to a short form supplemented base PREP prospectus filed with the securities regulators in British Columbia, Alberta and Ontario and a related registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Dahlman Rose & Company, LLC acted as book-running manager and representative of a syndicate of underwriters that included Casimir Capital Ltd. and TD Securities Inc. acting as co-lead managers and Macquarie Capital Markets Canada Ltd. acting as co-manager (collectively, the “Underwriters”).

The Underwriters have also been granted an over-allotment option to purchase up to an additional 1,500,000 Common Shares at a price of US$2.00 per share, exercisable for a period of 30 days from the closing of the Offering, to cover over-allotments if any.

The Company intends to use the net proceeds of the Offering to complete the Phase 1 exploration program at its flagship Railroad Project in north-central Nevada and for working capital and general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A copy of the short form supplemented PREP prospectus as filed in Canada and a copy of such prospectus as filed as part of the registration statement in the United States may be obtained from Dahlman Rose & Company, LLC, Attn: Prospectus Department, 1301 Avenue of the Americas, 44th Floor, New York, NY 10019 (Tel: 212-920-4521 or email: prospectus@drco.com).

ABOUT GOLD STANDARD

Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral properties exclusively in the State of Nevada, United States. The Company’s flagship property is the Railroad Project, located in Elko County, Nevada. The Railroad Project is a prospective gold exploration target comprising approximately 15,636 acres (24.4 square miles) within the Carlin Trend of north-central Nevada.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President and Director
Tel:      604-669-5702
Email: info@goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about the intended use of proceeds from the Offering are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.